Exhibit 4.8

August 13, 2017

To:

David Susan,
as Sellers’ Representative for all of the Sellers and all of the FPSV Sellers (as defined below)

Re: Amendment to Debt Conversion Agreement

Dear Mr. Susan:

We are writing further to our recent discussions concerning the Share Purchase Agreement dated as of February 3, 2015 (the “Agreement”) by and among (i) Mer Telemanagement Solutions Ltd., a public company incorporated under the laws of the State of Israel (the “Company”), (ii) Vexigo Ltd., a private company incorporated under the laws of the State of Israel (“Vexigo”), (iii) FPSV Holdings Ltd., a private company incorporated under the laws of the State of Israel (“FPSV”), (iv) all of the shareholders of Vexigo, other than FPSV (the “Sellers”) and (v) all of the shareholders of FPSV (the “FPSV Sellers”),  concerning the Payment Schedule and Proposed Purchase Agreement (the “Payment Schedule”) executed between the Company and yourself, as Seller’s Representative under the Agreement on February 18, 2016 and concerning the Debt Conversion Agreement executed between the Company and yourself, as Sellers’ Representative under the Agreement on May 30, 2017 (the “Original Debt Conversion Agreement”). Following repayments made under the Payment Schedule, the current aggregate indebtedness of the Company to the Sellers and FPSV Sellers (without any provision for the earn-out described in the Agreement) (the “Current Debt”) is estimated at $1.2 million as of March 31, 2017. In furtherance of such discussions and in order to resolve the issue of the Current Debt, each of the Company, Vexigo, FPSV, Sellers and FPSV Sellers, agreed to the Original Debt Conversion Agreement and now agree to amend and supersede the terms of the Original Debt Conversion Agreement in its entirety to the following debt conversion arrangement:

1.          The Conversion. Effective immediately following the occurrence of the conditions precedent set forth below, the parties hereto agree that the Current Debt, in its entirety, will be converted into warrants to acquire 1,200,000 ordinary shares of the Company, par value NIS 0.01 each, representing a conversion ratio of $1.00 per warrant (the “Conversion Price”). Each of the warrants issued in connection with such conversion shall be referred to as a “Conversion Warrant” and, together, the “Conversion Warrants.”

2.          The Conversion Warrants. The Conversion Warrants shall be valid for a period of five (5) years and shall be exercisable into ordinary shares of the Company, par value NIS 0.01 each, at an exercise price of $0, commencing upon the second anniversary of the issuance date of the Conversion Warrants (and for a period of three (3) years thereafter). The Conversion Warrants will not be transferrable by their holders other than transfers mandated by law, such as inheritance.  The Conversion Warrants shall be in the form generally used by the Company; provided, however, that they will include an acceleration provision that will apply in the event the Company consummates a merger in which the Company is not the surviving entity whereby the Warrants will automatically convert on the date the Merger is consummated unless the Company exercised the Option (as hereinafter defined) prior to such date.

3.             The certificates evidencing ordinary shares issued upon the exercise of the Warrants shall each bear a standard U.S. Securities Act of 1933, as amended, legend.

4.             The Option.

a.          The parties hereby agree that, for a period of two (2) years following the issuance of the Conversion Warrants (the “Option Term”), the Company will be entitled to, in its sole discretion, purchase a portion or all of the Conversion Warrants from their holders at the Conversion Price (the “Option”).

b.          The Company may exercise the Option by notifying the Sellers’ Representative in writing no later than the end of the Option Term and payment will be made within thirty (30) days of such notice being sent by the Company.

c.          In the event the Company exercises the Option in connection with a portion of the Conversion Warrants, the Conversion Warrants will be acquired from their holders pro rata to their holdings in Vexigo, directly or indirectly, immediately prior to the consummation of the Agreement.

d.          It is hereby clarified that in the event the Option is exercised and payment is not made within thirty (30) days following the end of the Option Term, the Option shall be deemed to have not been exercised.

5.             Conditions Precedent. It is hereby agreed that the understandings included herein will be subject to the following conditions precedent: (1) receipt of corporate approvals of the Company as required under applicable law, including the approval of the Audit Committee and Board of Directors of the Company, (2) consummation by the Company of an issuance of its shares that will enable the Company to meet the NASDAQ stockholders’ equity continued listing standard assuming consummation of the Debt Conversion and (3) receipt of all requisite regulatory approvals. Should any of the conditions not be fulfilled, this Agreement shall become null and void and none of the parties shall have any claim in that respect against any of the other parties.

6.             None of the Sellers or the FPSV Sellers are party to any contract or understanding with any other person (including any of the other Sellers or FPSV Sellers) that would result in such Seller or FPSV Seller being deemed to be beneficial owner of MTS ordinary shares together with such other persons, including the holding together of a control stake (dvukat shlita) or additional  MTS ordinary shares, or to be a controlling shareholder of MTS (as such term is defined in the Companies Law, including Section 268 thereof).

7.             (i) capitalized terms not defined herein shall have the meanings ascribed to them in the Agreement; (ii) other than as set forth in this letter, the Agreement shall remain unmodified.

Please indicate your acknowledgement and acceptance of the foregoing by countersigning this letter agreement and returning it to the attention of the undersigned.

Very truly yours, /s/ Haim Mer Mer Telemanagement Solutions Ltd.

Vexigo Ltd.

FPSV Ltd.

cc:           Tamir Fishman Employee Benefits Ltd., as Paying Agent and Escrow Agent, Attn:
Roy Fisher, VP, Tamir Fishman Equity Plan Services, via email: RoyF@tamfish.com

Acknowledged and Agreed:

/s/ David Susan

David Susan, Sellers’ Representative